UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2020 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

Entry into Acquisition Agreement

On January 14, 2020, Perion Network Ltd. (the “Registrant” or “Perion”) entered into a Membership Interest Purchase Agreement with Mr. Assaf Katzir, Mr. Ziv Yarmiyahu (the “Founders”) and Content IQ LLC, a New York limited liability company (“Content IQ” and “Acquisition Agreement”, respectively) and consummated the acquisition of Content IQ (the “Acquisition”). Following the Acquisition, Perion became the sole member of Content IQ.

The purchase price of US$73.05 million consists of a cash payment in an amount of US$15 million, performance-based earn-out over a period of two years (fiscal years 2020 and 2021) of up to US$47.05 million, subject to milestones, and retention payments of up to US$11 million, subject among others to performance and technology KPIs.

The earn-out payments are tied to revenue and EBITDA-based metrics that would be maximized if Content IQ generate $158 million in revenues and more than $17 million of EBITDA in aggregate over the next 2 years. 2020 minimum threshold for earn out payment is set at $40.53 million in revenues for such milestone payment and $4.55 million of EBITDA for such milestone payment. 2021 minimum threshold for earn out payment is set at $45.15 million in revenues for such milestone payment and $4.97 million of EBITDA for such milestone payment.

The earnout payments payable for the 2020 milestones, if achieved, will be between US$8.65 million and US$24.5 million. The earnout payments for the 2021 milestones, if achieved, will be between US$7.95 million and approximately US$22.5 million. In any event, the earnout payments payable under the Acquisition Agreement will not exceed approximately US$47.05 million in the aggregate.

Canaccord Genuity and Lake Street acted as special advisor to Perion.

On January 14, 2020, Perion issued a press release announcing the execution of the Acquisition Agreement and consummation of the Acquisition. A copy of the press release is attached as Exhibit 99.1 hereto. For reconciliation of Non-GAAP to GAAP measures included in the press release, please see the Exhibit 99.2 hereto.

This Report of Foreign Private Issuer on Form 6-K (other than the exhibits hereto) is incorporated by reference into the Registrant’s registration statements on Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494).

Cautionary Note Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion and Content IQ. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion and the acquired company, Content IQ, to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion and Content IQ including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this Report of Foreign Private Issuer on Form 6-K. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Exhibits

Exhibit	Description

99.1
Press release, dated January 14, 2020, titled “Perion Acquires Content IQ and its Breakthrough Pub-Tech Optimization Solution to Strategically Propel Disruptive Synchronized Digital Branding Offering.”

99.2	Reconciliation of Non-GAAP to GAAP Measures of Content IQ LLC

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

	By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date: January 14, 2020